EXHIBIT 12
THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Nine Months Ended
	September 30,
	2005	2004
Income before income taxes and minority interest	$454,329	$392,584
Interest expense	379,383	300,829
Portion of rent estimated to represent the interest factor	99,678	97,896

Earnings before income taxes, minority interest and fixed charges	$933,390	$791,309

Interest expense (including capitalized interest)	$381,301	$301,404
Portion of rent estimated to represent the interest factor	99,678	97,896

Fixed charges	$480,979	$399,300

Ratio of earnings to fixed charges	1.9	2.0